INVEST IN **STADIUMDROP, LLC**

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A game changing in-seat delivery service that allows you to stay in the moment

PITCH VIDEO   INVESTOR PANEL



stadiumdrop.com   Little Elm TX

Technology | Food | Entertainment | Events | Eating and Drinking

LEAD INVESTOR



Christian LAWYER

In-Seat Delivery? YES PLEASE!
Stadium Drop is the future of how consumers enjoy LIVE events! The leadership at the top of this company are Grade-A people with strong work ethics, and they are working to make this company into what I know it can become. The absolute leader in the market for in-seat delivery. I am proud to be part of the Stadium Drop family and look forward to the exponential growth.
The company is taking off, and I knew I did not want to be left behind. I'm so glad to be investing in Stadium Drop.

Invested $25,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES 5   WHAT PEOPLE SAY 54   ASK A QUESTION 7

Highlights

1. Launched and proven delivery concept during COVID-19 pandemic at 3 Universities: OSU, ASU, and NSU.
2. Multi-year contracts and strong pipeline of collegiate and professional teams across multiple sports
3. Development and Management teams onboard and poised to work full time
4. Contactless/Digital ordering app that provides a social distancing solution for fans and staff
5. Opportunity for rapid expansion in the next 12 months

Our Team



Kristen McAbee CEO

Kristen has been family-focused, raising 4 children, while also being a top producer in the health and wellness industry. She currently is an educator in Denton ISD in Texas..

> This idea was created during a family vacation when the co-founder Adam McAbee went to the concession stand and missed the best two plays of the game.



Adam McAbee COO

Adam is a sales leader with an extensive track record in corporate America who has been recognized in the top 1% of sales in a Fortune 500 company. He is one of the chaplains in the Denton ISD sports programs.



Gary Pearson CFO

Pearson, an executive with a unique focus and drive, provides world-class service that allows him to help those in need. In 2012, he and his wife founded a non-profit that has provided 10,000+ meals and hygiene kits to the Dallas area homeless.



Ricky Herbert Executive VP, Operations

Ricky, an educational leader in Oklahoma, has a proven track record of building successful organizations through goal-setting. He believes that organizations grow through detailed training and leadership focus.



Chad Hailey Executive VP

Chad has built and sustained a seven-figure direct sales business in the Texas health and wellness arena. He is an entrepreneur focused on teaching and training sales and marketing techniques to others.



Rick THOMPSON Executive VP, Sales

Rick has had the privilege of leading multiple organizations as project manager, technical manager, and has also held leadership roles in global organizations.



Trey Poteat Regional Director of Collegiate Athletics - East

Trey and his wife, Tonya, based in Arkansas, have built 3 successful businesses. Trey has a successful track record in acquisitions in multiple industries over the last 15 yrs. His goal is to build relationships through trust, respect, and hard work.



David Steele Regional Director of Collegiate Athletics - West

Steele brings a wealth of experience in sports business with over ten years of coaching and athletic operational experience, two years of sports sponsorship, two years of sports software management, and an MBA in Sports Business.



Joshua Curtis Chief Marketing Officer

Joshua began his career as a commercial photographer and currently operates 414 Creative, a marketing agency with his wife, Melissa. Together they service Texas clients in branding, web design, brand photography, and videography.



Steven McAbee VP, Client Relations

Steven is a Christian minister who has led 4 high-performing churches across OK, AK, and LA. He has also managed non-profits in those areas. He & his wife Tammie have a heart to serve others.

Pitch


STADIUM
DROP
STAY IN THE MOMENT
StadiumDrop is a peer-to-peer food delivery service where fans can order food right from their seat


OUR MISSION
Ensuring that fans enjoy every moment while partnering with entertainment venues to produce the ultimate fan experience.
Kristen McAbee
CEO - StadiumDrop
STADIUMDROP


THE
PROBLEM
LINES
At any given stadium, long lines equal long wait times. This causes fan frustrations, and employee stress.
DISTRACTIONS
The constant up and down of your seat neighbors leads to additional fan frustrations, and distractions for


the entire row, in front and behind those getting up.
MISSING THE MOMENT
Everyone hates missing THE moment, or THAT play. Fans go to games, and events to create memories, not miss them. 68% of Fans want to use mobile tech to create memories with friends and family.


THE SOLUTION
A peer-to-peer
food delivery service where fans can order food right from their seat.
SKIP
THE LINES
Avoid Frustrations
STOP
DISTRACTIONS
Avoid the "Looks"
STAY
IN THE MOMENT
Make the memories
Highlights on how the app provides the solution.
Offering In-Seat Delivery of your favorite stadium foods and drinks and where available team merchandise.
Avoid the awkward "Excuse me" while going to stand in line at the concession stand.
Create the moments and the memories with your family and friends.
STADIUMDROP


MARKET VALIDATIONS
Fans want it.
In the US 9% of Fans are using some form of In-Seat delivery. 68% of Fans want it but are not aware of it.
In the UK 2% of Fans use a form of In-Seat delivery while 52% of Fans are not currently using the technology.
67,100
Average NFL game attendance in 2018
17,177,581
Total attendance for the 2018 NFL season
28,187
Average MLB attendance in 2019
68,494,752
Total attendance for the 2019 MLB season
STADIUMDROP
*Statistics from Oracle Food & Beverage "Stadium of the Future"


MARKET VALIDATIONS
17.8 MILLION
Total attendance for the 2018 NBA season
8,552,503
Total attendance for the 2018 MLS season
17,978
Average NBA attendance in 2018
21,873
Average MLS attendance in 2018
*Statistics from espn.com NBA attendance records, and soccerstadiumdigest.com


STADIUMDROP PRODUCT
StadiumDrop offers countless benefits. The most notable are no additional costs to the venues and no expensive or additional POS systems required. StadiumDrop provides all tablets needed for order fulfillment. Other benefits include, increased sales of concessions, greater fan experience due to shorter lines, less people getting up and down during the games, and a memorable volunteer experience allowing volunteer groups to raise even more money.
Venue
Concession Orders
In - Seat Delivery
STADIUMDROP
Stay in the moment
STADIUMDROP


BUSINESS MODEL
11% Service Fee Per Order
$1.98 Delivery Fee Per Order
Average MLB Game Attendance
28,187
30% of Patrons willing to pay for in-seat delivery
8,456


Game Per Venue
$42,280
Total Revenue
Across All Major League Stadiums
$109 Million

The above slide references possible earnings, not past performance.


CURRENT PARTNERSHIPS
sodexo


IN THE PIPELINE
aramark
LSU
SMU
STATE


COMPETETION
SEATZ
Skip the Line. Not the Game.
BLEACHR
THE MOBILE APP GAME CHANGER
FANFOOD
SEATSERVE
Closest competitor. Started in 2017, Seatz has a 3 year start offering StadiumDrop valuable and proven market validation.
Bleachr is a white label company that focuses on fan engagement. While in-seat delivery is an option it is not their primary focus.
POS in a box. Runners for stadium sections, sponsorship advertising.
Franchise Driven Model, Extra hardware/equipment for venues
While other companies focus on Fan engagement, StadiumDrop focuses on Fan experience.


COMPETITIVE ADVANTAGES
Why Stadium Drop
A Rockstar Executive Team that is dedicated:
To Serve
To be Honest
To Operate with Character & Integrity
To Deliver on Commitments
To Have Fun
IN-SEAT DELIVERY
Stay in the moment with an app that makes ordering from your seat simple and affordable. Offering mobile contactless pickup, StadiumDrop Express Lanes, and Team Merchandise.
PEER-TO-PEER
A true peer-to-peer delivery service that will fuel the sports economy post pandemic. We provide a lucrative revenue stream for volunteer organizations.
SIMPLE APPLICATION
There is no additional hardware or equipment needed.


THANK YOU!

